VIA EDGAR

October 11, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: John Reynolds and James Lopez

Re:	Vitality Biopharma, Inc.
Registration Statement on Form S-1, as amended
File No. 333-220446
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Vitality Biopharma, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 PM, New York City time, on October 13, 2017, or as soon thereafter as possible on such date.

Should you have any questions or require any additional information with respect to this filing, please contact Mark C. Lee at (916) 868-0630. Thank you for your assistance and cooperation.

Very truly yours,

VITALITY BIOPHARMA, INC.

By:	/s/ Robert Brooke
Name:	Robert Brooke
Title:	Chief Executive Officer

Vitality Biopharma, Inc.

1901 Avenue of the Stars, 2nd Floor

Los Angeles, CA 90067